EXHIBIT 99.1

PyroGenesis Receives Nasdaq Notification Letter Regarding Minimum Bid Price Deficiency

MONTREAL, Nov. 25, 2022 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a TSX30® and a Deloitte Technology Fast 50TM high-tech company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes advanced plasma processes and sustainable solutions which are geared to reduce greenhouse gases (GHG), announced today that on November 22, 2022, it received a written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“NASDAQ”) indicating that, for the last thirty consecutive business days, the closing bid price for the Company’s common shares (the “Shares”) had closed below the minimum bid price of US$1.00 per share listing requirement under NASDAQ Listing Rule 5550(a)(2).

The NASDAQ notification letter does not affect day-to-day trading and does not result in the delisting of the Company's Shares.

The Notification Letter is only a notification of share price deficiency at this moment in time, and has no immediate effect on the listing of the Shares, which will continue to trade uninterrupted on NASDAQ under the ticker “PYR”. The Shares are also listed on the Toronto Stock Exchange, and the Nasdaq Notification Letter does not affect the Company’s compliance status with that listing.

The Company has been provided 180 calendar days, or until May 22, 2023 – in accordance with the NASDAQ Listing Rule 5810(c)(3)(A) – to regain compliance with NASDAQ Listing Rule 5550(a)(2). To regain compliance, the Company's ordinary shares must achieve a closing bid price of at least US$1.00 for a minimum of 10 consecutive trading days. At the end of that initial 180-day period on May 22, 2023, the Company may be eligible for an additional 180-day calendar day compliance period to regain compliance.

If at any time during the compliance period the Company's closing bid price is at least US$1.00 for a minimum of 10 consecutive business days, NASDAQ will provide PyroGenesis with a written confirmation of renewed compliance and the matter will be resolved.

NASDAQ Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum closing bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company's ordinary shares for the 30 consecutive business days from October 10, 2022, to November 21, 2022, the Company currently does not meet the minimum bid price requirement.

PyroGenesis’ business operations are not affected by the receipt of the Notification Letter. The Company will continuously monitor its closing bid price between now and May 22, 2023 and will evaluate its available options to regain compliance with NASDAQ’s minimum bid price rule within the compliance period. The Company fully expects to resolve the deficiency and regain compliance with the NASDAQ Listing Rules.

On a separate and unrelated matter, the Company announces the departure of General Counsel Audrey Haligua.   Until further notice, the Company believes it is better served by relying on outside counsel to fulfill the responsibilities of the General Counsel role. We wish Ms. Haligua well in her future endeavors.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG) and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization.  The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Company's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Company's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

For further information please contact:
Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/